Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-237693 and 333-237693-01

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated March 5, 2021)

DRAFTKINGS INC.

44,725,831 Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 5, 2021 (as may be supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (“SEC”) on March 16, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling securityholders identified in the Prospectus, or their permitted transferees, of (i) 30,471,352 shares of Class A common stock that were issued to certain institutions in connection with the closing of the Business Combination (as defined in the Prospectus) (the “Private Placement”), (ii) 3,000,000 shares of Class A common stock underlying the warrants to purchase shares of Class A common stock that were issued in the Private Placement (the “PIPE Warrants”) and (iii) 11,254,479 shares of Class A common stock to be issued to the holders of the subordinated convertible promissory notes of DK (as defined in the Prospectus) (the “Convertible Notes”). The Prospectus had also related to the offer and sale of 3,000,000 PIPE Warrants, all of which were exercised or redeemed as of July 2, 2020.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is traded on The Nasdaq Global Select Market under the symbol “DKNG.” On March 16, 2021, the closing price of our Class A common stock was $67.14 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 16, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 16, 2021

DRAFTKINGS INC.

(Exact name of registrant as specified in its charter)

Nevada	001-38908	84-4052441
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

222 Berkeley Street, 5th Floor

Boston, MA 02116

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (617) 986-6744

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	DKNG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On March 16, 2021, the Company issued a press release announcing that it had priced a private offering in an amount of $1.1 billion aggregate principal amount of convertible senior notes due 2028. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
99.1	Press Release dated March 16, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DRAFTKINGS INC.

Date: March 16, 2021	By:	/s/ R. Stanton Dodge
	Name:	R. Stanton Dodge
	Title:	Chief Legal Officer and Secretary

Exhibit 99.1

DraftKings Inc. Announces Pricing of $1.1 Billion Upsized Offering of Convertible Senior Notes

Boston, MA- March 15, 2021-- DraftKings Inc. (Nasdaq: DKNG) (“DraftKings” or the “Company”) announced today that it priced a private offering of $1.1 billion aggregate principal amount of 0% Convertible Senior Notes due 2028 (the “Notes”). The Notes will only be sold to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).  The Company also granted to the initial purchasers of the Notes a 13-day option to purchase up to an additional $165 million aggregate principal amount of Notes.  The sale is expected to close on March 18, 2021, subject to satisfaction of customary closing conditions. The size of the offering was increased from the previously announced $1 billion aggregate principal amount of the Notes.

The Notes will be unsecured senior obligations of the Company and will mature on March 15, 2028. The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will be convertible under certain circumstances and during certain periods into the Company’s Class A Common Stock (the “Common Stock”) at an initial conversion rate of 10.5430 shares of Common Stock per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $94.85 per share, which represents an approximately 40% conversion premium over the last reported sale price of $67.75 per share of the Common Stock on The Nasdaq Global Select Market on March 15, 2021. Upon any conversion, the Company will settle its conversion obligation in cash, shares of its Common Stock, or a combination of cash and shares of Common Stock, at its election.

The Notes will not be redeemable at DraftKings’ election before March 15, 2025. The Notes will be redeemable, in whole or in part, for cash at DraftKings’ option at any time on or after March 15, 2025 and on or before the 41st scheduled trading day immediately before the maturity date, but only if the last reported sale price per share of the Common Stock exceeds 130% of the conversion price for a specified period of time. The redemption price will be equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

The Company estimates that the net proceeds from the sale of the Notes, after deducting initial purchaser discounts and offering expenses, will be approximately $1,084 million (or approximately $1,246 million if the initial purchasers exercise their option to purchase additional Notes in full). The Company intends to use the net proceeds from the offering (including any net proceeds from the sale of any additional Notes that may be sold should the initial purchasers exercise their option to purchase additional Notes) for working capital and general corporate purposes, which may include mergers and acquisitions and products or technology investments that DraftKings may identify in the future. The Company also intends to use approximately $108 million of the net proceeds from this offering to pay the aggregate cost of capped call transactions described below. If the initial purchasers exercise their option to purchase additional Notes, the Company may use a portion of the proceeds from the sale of such additional Notes to enter into additional capped call transactions.

In connection with the pricing of the Notes, the Company has entered into privately negotiated capped call transactions with one or more of the initial purchasers and/or their respective affiliates and/or other financial institutions (the “Option Counterparties”). The capped call transactions are expected generally to reduce the potential dilution to the Common Stock upon any conversion of the Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap initially equal to $135.50 (which represents a premium of 100% over the last reported sale price of the Common Stock on March 15, 2021) and is subject to certain adjustments under the terms of the capped call transactions. If the initial purchasers exercise their option to purchase additional Notes, the Company intends to enter into additional capped call transactions with the Option Counterparties.

The Company expects that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties and/or their respective affiliates will enter into various derivative transactions with respect to the Common Stock concurrently with or shortly after the pricing of the Notes and/or purchase shares of the Common Stock in secondary market transactions concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the Common Stock or the Notes at that time.

In addition, the Company has been advised by the Option Counterparties that they and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Common Stock and/or purchasing or selling the Common Stock or other securities of the Company in secondary market transactions prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, any repurchase of the Notes by the Company on any fundamental change repurchase date, any redemption date, or any other date on which the Notes are retired by the Company, in each case, if the Company exercises its option to terminate the relevant portion of the capped call transactions). This activity could increase (or reduce the size of any decrease in) the market price of the Common Stock or the Notes, and in turn affect holders’ ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of shares of Common Stock, if any, and value of the consideration that noteholders will receive upon conversion of the Notes.

The Notes were only be offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Notes and the shares of the Common Stock into which the Notes are convertible have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction, and unless so registered, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release is neither an offer to sell nor a solicitation of an offer to buy the Notes or the shares of the Common Stock into which the Notes are convertible, nor will there be any offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside DraftKings’ control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see DraftKings’ Securities and Exchange Commission filings. DraftKings does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Media:

Media@draftkings.com

@DraftKingsNews

Investors:

Investors@draftkings.com